082-34643

oerlikon

Unaxis Holdings

SUPPL

Press information

Rule 12g3-2(b) File No. 82-5190

RECEIVED

2007 MAY 15 A 10:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Shareholders' Meeting elects new Board members

Lucerne, 8 May 2007 – **The 34th ordinary Shareholders' Meeting of OC Oerlikon Corporation AG, Pfäffikon, accepted all the proposals of the Board of Directors by a large majority. 48.66 per cent of the capital was present, represented by 244 shareholders. The proposal to elect Vladimir Kuznetsov and Dr. Hanno M. Bästlein as members of the Board of Directors was warmly welcomed and approved with 99.50 per cent and 99.57 per cent.**

The following items on the agenda were put to the vote:

1. Annual Report and Annual Accounts of OC Oerlikon Corporation AG, Pfäffikon, and Group Accounts 2006

The Annual Report and the Annual Accounts were approved by the Shareholders' Meeting with 99.95 per cent.

2. Allocation of earnings 2006

With 99.88 per cent of the votes, the Shareholders' Meeting decided not to pay out the net profit of CHF 112 712 518, but to utilise the capital to further develop the company.

PROCESSED

MAY 17 2007

THOMSON FINANCIAL

3. Discharge of the members of the Board of Directors

3.1 Discharge for the business year 2005

The Shareholders' Meeting granted a belated discharge to Dr. Markus Rauh, Dr. Willy Kissling, Peter Küpfer, Prof. Dr. Pius Baschera, Dr. h.c. Harald Eggers and Heinrich Fischer for the business year 2005 with 99.75 per cent approval.

3.2 Discharge for the business year 2006

The Shareholders' Meeting granted discharge to Georg Stumpf, Thomas Limberger, Günther Robol, Christian Schmidt and Dr. Mirko Kovats for the business year 2006 with 99.63 per cent approval.

Dew 5/16

07023533

ient AG, Pfäffikon
Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

4. Elections to the Board of Directors

The proposal of the Board of Directors to replace Thomas Limberger, who did not stand for re-election, and Christian Schmidt, who announced his resignation from the Board of Directors as from the date of the Shareholders' Meeting, by Vladimir Kuznetsov and Dr. Hanno M. Bästlein, was accepted with 99.50 per cent and 99.57 per cent.

Vladimir Kuznetsov was born in Moscow in 1961 and has lived in Zurich since 2004. He joined the Renova Group in 2001 and became Chief Investment Officer and a member of the Executive Board of Renova Management AG, Zurich, in 2004. He was previously head of the Financial Markets Research Department at the Institute for Economics and International Relations (Moscow), in various managerial functions at Goldman Sachs, Moscow, and with Salomon Brothers, Moscow and London, and as from 1998 Director General of Financial Advisory Services, Moscow.

Dr. Hanno M. Bästlein, 1963, is a German citizen and has been the CEO of CONSTANTIA Packaging AG, Vienna, since April 2006. He was previously in different positions at Streif AG and Prüm Türenwerke GmbH (both in Weinsheim) as well as with the HOCHTIEF-Group, and CFO and member of General Management of the Plus Trading Company. From June 2004 to July 2005, he was CFO and member of the Executive Board of VA Technologie AG, Vienna/Linz.

5. Election of the auditor and Group controller

The Shareholders' Meeting approved with 99.90 per cent the proposal of the Board of Directors to re-elect KPMG AG, Zurich, as auditor of the company and as Group controller for a tenure of one year.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

 Extracts from the speeches:

"On behalf of the Board of Directors, I would like to thank Thomas Limberger for his commitment at Oerlikon over the past three years. It is largely thanks to him that the restructuring of the company has been so successful. We wish him all the best for the future," said Georg Stumpf, Chairman of the Board of Directors of OC Oerlikon Corporation AG, Pfäffikon.

"Oerlikon looks ahead to a bright future. Oerlikon has established a solid basis and is extremely well positioned in all markets. Market leadership, a high level of customer satisfaction and the positive development of the share price are the result of the successful path the company has adopted.

"Switzerland is very important to us. We are proud to have created nearly 400 new jobs in Switzerland in 2006 – this corresponds to an increase of 17% to 2600 employees," said Georg Stumpf, Chairman of the Board of Directors.

Dr. Uwe Krüger, CEO Oerlikon Corporation AG, Pfäffikon: "After a phase of rapid change, stability at operative level now has absolute priority. We will focus on exploiting the opportunities for growth in the Solar Business for example."

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

For further information, please contact:

Burkhard Böndel
Corporate Communications
Phone +41 58 360 96 05
Fax +41 58 360 91 93
pr@oerlikon.com
www.oerlikon.com

Frank Heffter
Investor Relations
Phone +41 58 360 96 22
Fax +41 58 360 91 93
ir@oerlikon.com
www.oerlikon.com

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition with CHF 4.8 billion in sales, over 19,000 employees at 170 locations in 35 countries, Oerlikon has evolved into a global player today. The group is ranked first or second in each of its respective markets. Oerlikon's share price trebled in 2006 and its market capitalization exceeded the CHF 8.5 billion mark, which led to the company's inclusion in the European STOXX 600 Index. Oerlikon was the best performing stock of the year 2006.

END